exhibit (n)(25) under form n-1a

exhibit 99 under item 601/reg. s-k

Capital Shares Exhibit

To

Multiple Class Plan

(Revised 1/1/17)

1.       Separate Arrangement And Expense Allocation

For purposes of Rule 18f-3 under the Act, the basic distribution and shareholder servicing arrangement of the Capital Shares will consist of sales and shareholder servicing by financial intermediaries. Financial intermediaries may receive shareholder service fees for services provided. In connection with this basic arrangement, Capital Shares will bear the following fees and expenses:

Fees and Expenses	Maximum Amount Allocated Capital Shares
Sales Load	None
Contingent Deferred Sales Charge ("CDSC")	None
Shareholder Service Fee	Up to 25 basis points (0.25%) of the average daily net asset value
12b-1 Fee	None
Other Expenses	Itemized expenses incurred by the Fund with respect to holders of Capital Shares as described in Section 3 of the Plan

2.       Conversion and Exchange Privileges

For purposes of Rule 18f-3, Capital Shares have the following conversion rights and exchange privileges at the election of the shareholder:

Conversion Rights:	At the election of the shareholder, Shares may be converted into any other Share Class of the same Fund, provided that the shareholder meets the eligibility requirements for the Share Class into which the conversion is sought, as applicable.
Exchange Privileges:	Capital Shares may be exchanged into any Federated fund or share class that does not have a stated sales charge or contingent deferred sales charge, except Shares of Federated Institutional Prime 60 Day Fund, Federated Institutional Money Market Management, Federated Institutional Prime Obligations Fund, Federated Institutional Tax-Free Cash Trust, Federated Institutional Prime Value Obligations Fund, Class A Shares of Federated Government Reserves Fund and Class R Shares of any Fund, provided that the shareholder meets any shareholder eligibility and minimum initial investment requirements for the Shares to be purchased, (if applicable), both accounts have identical registrations, and the shareholder receives a prospectus for the fund in which the shareholder wishes to exchange.

In any exchange, the shareholder shall receive shares having the same aggregate net asset value as the shares surrendered. Exchanges to any other fund or class shall be treated in the same manner as a redemption and purchase.

Schedule of Funds

Offering Capital Shares

The Funds set forth on this Schedule each offer Capital Shares on the terms set forth in the Capital Shares Exhibit to the Multiple Class Plan.

Multiple Class Company Series

Money Market Obligations Trust
Federated California Municipal Cash Trust
Federated Government Obligations Fund
Federated Institutional Money Market Management
Federated Municipal Obligations Fund
Federated Prime Cash Obligations Fund
Federated Institutional Prime Obligations Fund
Federated Institutional Prime Value Obligations Fund
Federated Treasury Obligations Fund